

August 23, 2010

Via U.S. Mail and Facsimile to
Mercer Cauley
Chief Executive Officer
Tryon Alpha, Inc.
127 North Tryon Street, Suite 312
Charlotte, NC 28202

> **Re: Tryon Alpha, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 23, 2010**
> **File No. 000-53139**

Dear Mr. Cauley:

We note that your March 31, 2010 financial statements were audited by Traci J. Anderson, CPA. On August 12, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Traci J. Anderson, CPA because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Traci_Jo_Anderson.pdf

As Traci J. Anderson, CPA is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. Accordingly, you may not include any Traci J. Anderson, CPA audit reports in registration statements, proxies, amendments to registration statements or proxies, or future Forms 10-K filed with the Commission. If Traci J. Anderson, CPA audited a year that you are required to include in your next Form 10-K, you should have a firm that is registered with the PCAOB re-audit that year.

Please tell us how you intend to address the re-audit of your March 31, 2010 financial statements by no later than August 30, 2010. In addition, please revise the cover page of your Item 4.01 Form 8-K to refer to Tryon Alpha, Inc. rather than Farrallon, Inc. and amend to file an updated letter from Traci J. Anderson, CPA as Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing. Please note that providing this letter as correspondence does not satisfy the requirements of Item 304(a)(3) of Regulation S-K. If you have any questions, I can be reached at 202-551-3871.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant